Exhibit 99.1

Alibaba Group Announces Completion of Offering of Approximately US$3.2 Billion of Zero Coupon Convertible Senior Notes

Hong Kong, China, September 17, 2025 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced the completion of its offering (the “Notes Offering”) of approximately US$3.2 billion aggregate principal amount of Zero Coupon Convertible Senior Notes due 2032 (the “Notes”) to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”).

Alibaba Group will use the net proceeds from the Notes Offering for general corporate purposes, with a strategic focus on strengthening its cloud infrastructure capabilities and international commerce business operations.

The initial conversion rate for the Notes is 5.1773 ADSs per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of US$193.15 per ADS. The initial conversion price represents a premium of 31.25% over the closing price of the ordinary shares on the Hong Kong Stock Exchange on the date of pricing, converted to U.S. dollars at a rate of HK$7.7901 to US$1 and multiplied by eight, the ordinary-share-to-ADS ratio (the “Reference Share Price”). To reduce the potential dilutive effect of the Notes and/or any cash required to be paid by the Company to settle any converted Notes, the Company purchased from several initial purchasers and/or their affiliates capped call options that effectively increase the conversion price of the Notes to an initial “cap price” of US$235.46 per ADS. The initial cap price represents a premium of 60% to the Reference Share Price, and is subject to certain customary adjustments.

The conversion rate is subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date or following our delivery of a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or such notice of redemption, as the case may be.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu thereof (collectively, the “Securities”), have not been and will not be registered under the Securities Act or any U.S. state securities laws, and are being offered and sold to certain non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S under the Securities Act. The Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Alibaba Group

Alibaba Group is a global technology company focused on e-commerce and cloud computing. We enable merchants, brands and retailers to market, sell and engage with consumers by providing digital and logistics infrastructure, efficiency tools and vast marketing reach. We empower enterprises with our leading cloud infrastructure, services and work collaboration capabilities to facilitate their digital transformation and grow their businesses.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “propose,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lydia Liu

Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com